October 26, 2022

Via EDGAR

U.S Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	MXY Holdings, Inc. (the “Company”)
Amendment Withdrawal (1-A-W) Offering Statement on Form 1-A filed September 9, 2022 File Number 024-11986

Dear Sir or Madame:

In accordance with Rule 259(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the August 9, 2022 Confidential Offering Statement (the “Confidential Offering”), the September 9, 2022 Offering Statement (the “Offering Statement”), as amended October 14, 2022 (the “Amendment”), and all exhibits thereto be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting that the Commission consent to the withdrawal of the Offering Statement. None of the securities that are subject to the Confidential Offering, Offering Statement, and Amendment have been sold.

Please forward copies of the order consenting to the withdrawal of the Confidential Offering, Offering Statement, and Amendment to the Company’s Securities counsel, Matt Kittay, Esq. at mkittay@foxrothschild.com.

Sincerely,

/s/ Jordan Lams

Jordan Lams, President